Exhibit 21.1
Subsidiaries of the Registrant

Wholly-owned subsidiaries of Premier Exhibitions, Inc. as of February 28, 2014:

Name	Jurisdiction of Organization
RMS Titanic, Inc.	Florida
R.M.S. Titanic (UK) Ltd.	United Kingdom
Premier (United Kingdom) Ltd.	United Kingdom
Exhibitions International, LLC	Nevada
Premier Exhibition Management LLC	Florida
Arts and Exhibitions International, LLC	Florida
Premier Exhibitions International, LLC.	Delaware
Premier Exhibitions NYC, Inc.	Nevada
Premier Merchandising, LLC	Delaware
WWD JV 2013, LLC	Delaware
Premier Sports Exhibitions, LLC	Delaware
Premier Vision, LLC	Delaware
Premier Exhibitions International Operations B.V.	Netherlands
PRXI International Holdings C.V.	Netherlands